     February 28 2011

VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Mr. David R. Humphrey

Re:	Euroseas Ltd.
Form 20-F for the year ended December 31, 2009
File No. 001-33283

Dear Mr. Humphrey:

Seward & Kissel LLP represents Euroseas Ltd., a Marshall Islands company (the "Company"), in connection with the Company's Form 20-F for the year ended December 31, 2009 (the "20-F"), filed with the Securities and Exchange Commission (the "Commission") on May 28, 2010.  By letter dated February 3, 2011 (the "Comment Letter"), the Staff of the Commission (the "Staff") provided the Company with its comments on the 20-F.  Those comments, together with the Company's responses to them, are set forth below.

Form 20-F for the Year Ended December 31, 2009

Note 1 – Risk Factors, Page 5

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, that could adversely affect our reputation and market for our common stock, page 23

1.	In future filings, please identify the countries identified as state sponsors of terrorism upon which vessels in your fleet may call.

The Company confirms that it will revise its annual report on Form 20-F in future filings in response to this comment.

2.
In this respect, we note a July 2008 article which lists the Pantelis vessels chartered to Conoco as making a voyage from Syria to the Mediterranean and states that Pantelis is owned by Pantelis Shipping Limited. We note that you list Pantelis Shipping Limited as a subsidiary in Exhibit 8.1 to your 20-F.

We respectfully advise the Staff that the vessel referred to in the above mentioned article is not a vessel that is or was owned by the Company, and the ship-owning entity identified, while having the same name as one of the Company's current subsidiaries, is not and was not a subsidiary of the Company.  The Company's subsidiary Pantelis Shipping Ltd. was only incorporated in the Republic of Malta on July 2, 2009, and is the owner of the Maltese flag 74,020 dwt bulk carrier m/v Pantelis which was built in 2000 and acquired by the Company on July 23, 2009.  Prior to being acquired by the Company, the vessel now known as m/v Pantelis was named m/v Four Coal.  Up to May 2006, another of the Company's subsidiaries, Alcinoe Shipping Ltd., incorporated in Cyprus, was the owner of the Cyprus flag 26,354 dwt drybulk carrier motor vessel Pantelis P, which was sold on May 31, 2006.  Therefore, the vessel and the company identified in the article referenced by the Staff are not related to, or affiliated with, the Company.  The Company respectfully advises the Staff that the name "Pantelis" is not uncommon in Greece, and it may be possible that entities organized and vessels flagged in different jurisdictions may share the name "Pantelis."

We also note that several of the charterers you list on page 33 have offices in or contacts with Iran, Syria Sudan and Cuba. Particularly, we note that, according to its website, Maersk Line has offices in Iran, Syria and Sudan. We note from August 2010 news articles that Maersk Line was fined by the U.S. government for transporting containers bound for or coming from Iran and Sudan in violation of U.S. embargoes from 2003 to 2007. According to 2010 news articles, a shipment of Iranian arms was secreted for transport from Iran in a ship owned by CMA-SGM, and CMA-CGM has business contacts with Iran, Syria, Sudan and Cuba. According to Yang Ming Lines' website, it has offices or agents in Iran, Syria and Sudan.  According to Orient Express Lines' website, it has an agent in Iran.

Iran, Syria, Sudan and Cuba are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba since your February 1, 2006 letter to us, whether through affiliates, subsidiaries, charterers or other direct or indirect arrangements. Your response should describe any services or products you have provided to Iran, Syria, Sudan or Cuba and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria, Sudan or Cuba of entities controlled by these governments.

We respectfully advise the Staff that the Company's business is the chartering-out of drybulk and containership vessels designated for transportation of drybulk commodities and goods that are shipped in containers. The Company's revenues are generated by the chartering-out of its vessels for single voyages or longer periods or by participating in pooling arrangements and sharing into the revenues of the pool. The contractual basis for such charters is either a time charter, a bareboat charter or a voyage charter, and in cases of participating in pools, the basis of the contract is also a time charter the rate of which depends on the results of the pool. The terms of these charters are standardized in accordance with industry practice.  A time charter or a bareboat charter transfers the right to operate the relevant vessels to the charterer thereof within the limitations set forth in the charter. These terms always include an obligation not to operate the vessel in violation of applicable laws. In chartering-out vessels on voyage charters, the Company respects applicable laws (including relevant embargo laws). When a vessel is voyage chartered the Company pays port charges to the port authority as is standard in the shipping industry.  In cases when a Company vessel has been time chartered to a third party, the time charterer, not the Company, bears port charges to the port authority.

Almost all of the Company's revenues are from chartering-out its vessels on time charter contracts. Two of the Company's drybulk vessels have also been entered into pooling arrangements under which international companies and trading houses involved in the use and/or transportation of drybulk commodities direct the Company's vessels to carry cargoes on their behalf.  In both time charters and pooling arrangements, the Company has no contractual relationship with the owner of the cargo and does not know the identity of the cargo owner. The vessel is directed to a load port to load the cargo, and to a discharge port to offload the cargo, based solely on the instructions of the charterer.  Under its time charters and pooling arrangements, the terms of which are consistent with industry standards, the Company may not have the ability to prohibit its charterers from sending its vessels to Iran, Syria, Sudan or Cuba to carry cargoes that do not violate applicable laws.

During the years, 2007, 2008, 2009 and 2010, three of the Company's vessels have had contact with Syria or Sudan; no vessels have called on ports in Iran or Cuba.  In 2007, the drybulk carrier m/vIrini P carried a cargo of grain (yellow corn) from New Orleans to Syria, calling at Tartus and Lattakia; the vessel was employed in the Baumarine shipping pool at the time.  During 2008 and 2009, the containership m/vNinos made a total of 10 calls at Port Sudan; under the terms of its time charter, the charterer employed the vessel in its liner service between Dubai Saudi Arabia and Port Sudan.  During 2010, the containership m/v Manolis P made eight calls to Syria (Tartus and Latakia); under the terms of its time charter, the charterer employed the vessel in its liner service between Port Said, Mersin and Tartus or Latakia in Syria.  In all cases, the cargo involved was that of the charterer and the charterer's clients not of the Company.

Please discuss the materiality of your contacts with Iran, Syria, Sudan or Cuba described in the response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of quantitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan or Cuba. In this regard, you should address not only any contact resulting from the use of your vessels in charterer voyages to the referenced countries, but also address the potential for reputational harm from the use of your vessels by major charterer customers reported to conduct business with the referenced countries.

We respectfully advise the Staff that during the last four years, two vessels of the Company had calls at Syria, one at Sudan and no vessels called on ports in Iran or Cuba.

a.
M/V Irini P loaded in New Orleans on October 21, 2007 a cargo of 60,870 tons of grain (yellow corn) and delivered 33,618 tons at Tartus (Syria) between November 12, 2007 and November 24, 2007 and 27,252 tons at Latakia (Syria) between November 24, 2007 and November 29, 2007. From its participation in the Baumarine pool (under the direction of which the cargo was carried), the vessel earned about $54,800/day or approximately $2.2 million for the 40 days it took to carry this cargo. All port costs were paid by the charterer (total voyages expenses in the entire fourth quarter of 2007 for m/v Irini P were approximately $8,500).

b.
M/V Ninos called at Port Sudan six times in 2008 between July and December and four times in 2009 between January and May. Each port call lasted 2-6 days. The vessel was chartered to Hull & Hatch and employed on liner schedule between Saudi Arabia, Dubai and Port Sudan carrying containers. During the period from the first call at Port Sudan in July 2008 to the last call at the same port in May 2009, the vessel earned about $3.2 million ($2.2 million in 2008 and $1.0 million in 2009) from its charter to Hull & Hatch, which paid all port costs (total voyages expenses in the third and fourth quarter of 2008 and first and second quarter of 2009 for m/vNinos were approximately $8,500).

c.
M/V Manolis P called at Tartus (six times) and Latakia (two times) in Syria between March 12, 2010 and October 22, 2010. Each port call lasted 1-3 days.  During the period from the first call at Tartus in March 2010 to the last call at the same port in October 2010, the vessel earned about $1.2 million from its charter to Maersk Line which paid all port costs (total voyages expenses in the entire 2010 for m/vManolis P were approximately $65,000).

The amount of revenue earned by the Company with respect to these voyages represented 2.2%, 1.7%, 1.5% and 2.2% of the total operating revenues of the Company of $86.1 million, $132.2 million, $66.2 million and approximately $54.5 million during 2007, 2008 2009 and 2010, respectively.  The Company considers these amounts to be immaterial to its results of operations both quantitatively and qualitatively.  Additionally, the Company does not consider the investment risk to be material in qualitative terms because the Company believes that it is in compliance with applicable laws and regulations regarding sanctions and embargoes.    The Company further respectfully advises the Staff that it does not believe that these contacts constitute a material investment risk for the company's present or future security holders.

Item 5. Operating and Financial Review and Prospects, page 40

3.
We note your response to our prior comment 1, which included the form of a table that you intend to provide in your Form 20-F for the year ended December 31, 2010, listing your vessels and indicating whether their estimated market value is above or below their carrying value.  In this regard, for those of your vessels whose market value is below their carrying value, please add disclosure below the table of the aggregate market value and the aggregate book value of such vessels.  This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels as of December 31, 2010, if you decided to sell all of such vessels.

We respectfully advise the Staff that the Company will ensure that the table described above in response to a prior comment by the Staff will include the additional disclosure below it of the aggregate market value and the aggregate book value of the vessels in the Company's fleet whose market value is below their carrying value.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the information provided in this letter addresses the Staff's comments.  If you have any questions or comments concerning the foregoing, please feel free to telephone Anthony Tu-Sekine (202-661-7150) or me (212-574-1206).

Sincerely,

SEWARD & KISSEL LLP

By  /s/ Lawrence Rutkowski
           Lawrence Rutkowski
           Partner
cc:  Ms. Kristin Shifflett
       Mr. Dana Brown

SK 02558 0005 1172105